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                    SECURITIES AND EXCHANGE COMMISSION

                          Washington, D.C. 20549

                             ________________


                                 FORM 8-A


             FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                  PURSUANT TO SECTION 12(b) OR (g) OF THE
                      SECURITIES EXCHANGE ACT OF 1934

                        WOLVERINE WORLD WIDE, INC.

          (Exact name of registrant as specified in its charter)

                DELAWARE                         NO. 38-1185150
(State of incorporation or organization)         (IRS Employer
                                               Identification No.)

9341 Courtland Drive
ROCKFORD, MICHIGAN                                    49531
(Address of principal executive offices)            (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

     TITLE OF EACH CLASS           NAME OF EACH EXCHANGE ON WHICH
     TO BE SO REGISTERED            EACH CLASS IS TO BE REGISTERED

     Preferred Stock                  New York Stock Exchange, Inc.
       Purchase Rights                Pacific Exchange, Inc.

Securities to be registered pursuant to Section 12(g) of the Act:

                                   NONE
                             (Title of Class)














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Item 1.   DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

          On April 16, 1997, the Board of Directors of Wolverine World Wide, Inc. (the "Company") declared a dividend of one and one-half (1.5) Preferred Stock Purchase Rights (the "Rights") on each outstanding share of common stock, $1 par value (the "Common Stock"), of the Company to stockholders of record on May 8, 1997. After the payment of the Company's previously announced 3 for 2 stock split on or about May 23, 1997, one Right will be associated with each outstanding share of Common Stock. Each Right will entitle the holder thereof until May 7, 2007 (or, if earlier, until the redemption of the Rights), to buy one one-hundredth of a share (a "Unit") of Series B Junior Participating Preferred Stock, $1.00 par value (the "Preferred Stock"), at an exercise price of $120 per Unit, subject to certain antidilution adjustments. The Rights will be represented by certificates for Common Stock and will not be exercisable or transferable apart from the Common Stock until the earlier of (i) 10 days following a public announcement that a person or group of affiliated or associated persons acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of Common Stock (such person being referred to as an "Acquiring Person" and the date upon which such person becomes an Acquiring Person being referred to as the "Stock Acquisition Date"), (ii) 10 business days following the commencement or announcement of an intention to commence a tender or exchange offer, the consummation of which would result in beneficial ownership by a person of 15% or more of the outstanding shares of Common Stock, or (iii) 10 business days after the Company's Board of Directors determines, pursuant to certain criteria set forth in the Rights Agreement, that a person beneficially owning 10% or more of the outstanding shares of Common Stock is an "Adverse Person" (the earlier of such dates being called the "Distribution Date"). Separate certificates representing the Rights will be mailed to record holders of Common Stock as of the Distribution Date. The Rights will first become exercisable on the Distribution Date, unless earlier redeemed, and could then begin trading separately from the Common Stock. Until a right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company with respect to the shares for which the right is exercisable, including the right to vote or to receive dividends. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and Harris Trust and Savings Bank, as Rights Agent (the "Rights Agent").

          Each share of Preferred Stock purchasable upon exercise of the Rights will have a minimum preferential quarterly dividend rate of $21 per share but will be entitled to an aggregate dividend of 100 times the dividend declared on the shares of Common Stock. In the event of liquidation, the holders of Preferred Stock will receive a minimum preferred liquidation payment of $240 per share but will be entitled to receive an aggregate liquidation payment equal to 100 times the payment made per share of Common Stock. Each share of Preferred Stock will have 100 votes, voting together with the Common Stock. In the event of any

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merger, consolidation or other transaction in which shares of Common Stock are exchanged, each share of Preferred Stock will be entitled to receive 100 times the amount received per share of Common Stock. The rights of the holders of Preferred Stock as to dividends, liquidation and voting, and in the event of mergers and consolidations, are protected by customary antidilution provisions. Because of the nature of the Preferred Stock's dividend, liquidation and voting rights, the value of the interest in a share of Preferred Stock purchasable upon the exercise of each Right should approximate the value of one share of Common Stock.

          In the event that, any time following the Stock Acquisition Date, the Company were acquired in a merger or other business combination transaction or in the event 50% or more of its assets or earning power is sold, proper provision will be made so that each holder of a Right shall thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction would have a market value of two times the exercise price of the Right. Alternatively, in the event that, any time following the Distribution Date, the Company were the surviving corporation in a merger with an Acquiring Person and its Common Stock was not changed or exchanged, or an Acquiring Person were to engage in certain specified self-dealing transactions with the Company, or an Acquiring Person becomes the beneficial owner of more than 15% of the then outstanding shares of Common Stock, or a person had been or was designated as an Adverse Person by the Company's Board of Directors in accordance with the criteria set forth in the Rights Agreement, proper provision shall be made so that each holder of a Right, other than the Acquiring Person, Adverse Person and certain related parties (whose Rights will thereafter be void), will thereafter have the right to receive upon exercise of a Right that number of shares of Common Stock having a market value of two times the exercise price of such Right.

          The Rights are redeemable, in whole but not in part, at a price of $.01 per Right at any time prior to the designation of a person as an Adverse Person under the Rights Plan or the fifteenth day after the Stock Acquisition Date. Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and thereafter, the only right of holders of the Rights will be to receive the redemption price. The Rights will expire on May 7, 2007 (unless earlier redeemed).

          The purchase price payable, and the number of one one-hundredths of a share of Preferred Stock or other securities or property issuable, upon exercise of the Rights is subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock,
(ii) as a result of the grant to holders of the Preferred Stock of certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock, or

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(iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends) or of subscription rights or warrants (other than those referred to above). With certain exceptions, no adjustment in the purchase price will be required until cumulative adjustments require an adjustment of at least 1% in such purchase price.

          Other than those provisions relating to the principal economic terms of the Rights, any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights, or to shorten or lengthen any time period under the Rights Agreement, so long as no amendment to adjust the time period governing redemption shall be made at a time when the Rights are not redeemable.

          As of March 1, 1997, there were 27,877,914 shares of Common Stock outstanding (excluding 562,455 shares of Treasury Stock). One Right will be distributed to stockholders of the Company for each share of Common Stock owned of record by them on May 8, 1997. As long as the Rights are attached to the Common Stock, the Company will issue one Right with each new share of Common Stock issued so that all such shares will have Rights attached. The Company's Board of Directors has reserved for issuance upon exercise of the Rights 500,000 shares of Preferred Stock.

          The Rights have certain antitakeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Company's Board of Directors, except pursuant to an offer conditioned on the Rights being redeemed. The Rights should not interfere with any merger or other business combination approved by the Board of Directors prior to the fifteenth day after the Stock Acquisition Date since the Rights may be redeemed by the Company at $.01 per Right prior to such time.

          The Rights Agreement, dated as of April 17, 1997, between the Company and Harris Trust and Savings Bank, as Rights Agent, specifying the terms of the Rights (which includes as Exhibit B the form of Rights Certificate and as Exhibit C the Summary of Rights to Purchase Preferred Stock). The foregoing description of the Rights is qualified by reference to such exhibits.


Item 2.   EXHIBITS.

     99(a).

          Rights Agreement, dated as of April 17, 1997, between Wolverine World Wide, Inc., and Harris Trust and Savings Bank, which includes the

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form of Rights Certificate as Exhibit B and the Summary of Rights to
Purchase Preferred Stock as Exhibit C. Pursuant to the Rights Agreement, printed Rights Certificates will not be mailed until as soon as practicable after the earlier of (i) 10 days following a public announcement that a person or group of affiliated or associated persons acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of Common Stock (such person being referred to as an "Acquiring Person" and the date upon which such person becomes an Acquiring Person being referred to as the "Stock Acquisition Date"), (ii) 10 business days following the commencement or announcement of an intention to commence a tender or exchange offer, the consummation of which would result in beneficial ownership by a person of 15% or more of the outstanding shares of Common Stock, or (iii) 10 business days after the Company's Board of Directors determines, pursuant to certain criteria set forth in the Rights Agreement, that a person beneficially owning 10% or more of the outstanding shares of Common Stock is an "Adverse Person."


                                SIGNATURES


          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   WOLVERINE WORLD WIDE, INC.
                                        (Registrant)


Dated: April 22, 1997              By /s/Blake W. Krueger
                                      Blake W. Krueger
                                      Executive Vice President, General
                                         Counsel and Secretary
















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                               EXHIBIT INDEX


EXHIBIT                             DOCUMENT

99(a) Rights Agreement, dated as of April 17, 1997, between Wolverine World Wide, Inc., and Harris Trust and Savings Bank, which includes the form of Rights Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Stock as Exhibit C. Pursuant to the Rights Agreement, printed Rights Certificates will not be mailed until as soon as practicable after the earlier of (i) 10 days following a public announcement that a person or group of affiliated or associated persons acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of Common Stock (such person being referred to as an "Acquiring Person" and the date upon which such person becomes an Acquiring Person being referred to as the "Stock Acquisition Date"), (ii) 10 business days following the commencement or announcement of an intention to commence a tender or exchange offer, the consummation of which would result in beneficial ownership by a person of 15% or more of the outstanding shares of Common Stock, or (iii) 10 business days after the Company's Board of Directors determines, pursuant to certain criteria set forth in the Rights Agreement, that a person beneficially owning 10% or more of the outstanding shares of Common Stock is an "Adverse Person."



















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